Exhibit 12.1

STATEMENT RE COMPUTATION OF RATIO OF CONSOLIDATED EARNINGS TO FIXED CHARGES - CONSOLIDATED

	For the Twelve Months Ended September 30,
(Dollars in thousands)	2006		2005		2004		2003		2002
FIXED CHARGES:
Real estate
Interest and debt expense	$51,645		$46,503		$58,645		$48,970		$49,086
Ground rent	—		—		—		—		—

Total fixed charges for ratio - real estate	51,645		46,503		58,645		48,970		49,086
Banking
Preference security dividend requirements of consolidated subsidiary	15,385		15,385		27,989		15,000		15,000
Interest expense	318,171		207,193		163,022		205,479		273,186

Total fixed charges for ratio - total company	$385,201		$269,081		$249,656		$269,449		$337,272

EARNINGS:
Operating income - total company	$136,773		$182,327		$208,567		$132,545		$85,847
Equity in earnings of unconsolidated entities	(10,051)		(8,246)		(7,788)		(7,248)		(8,811)
Distributions from unconsolidated entities	14,821		13,272		12,550		12,048		11,496
Capitalized interest	(1,129)		—		—		—		(287)
Preference security dividend requirements of consolidated subsidiary	(15,385)		(15,385)		(27,989)		(15,000)		(15,000)

	125,029		171,968		185,340		122,345		73,245
Total fixed charges for ratio - total company	385,201		269,081		249,656		269,449		337,272

Total earnings for ratio	$510,230		$441,049		$434,996		$391,794		$410,517

RATIO OF EARNINGS TO FIXED CHARGES	1.33	x	1.64	x	1.74	x	1.45	x	1.22	x

Excess of available earnings over fixed charges	$125,029		$171,968		$185,340		$122,345		$73,245